UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

September 7, 2005

Ongoing Optimization Continues to Improve Dolores Project Economics

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company” or “Minefinders”) (TSX: MFL / AMEX: MFN) updates progress on the optimization and development of its 18,000 tonne per day (“tpd”) Dolores gold and silver mine. Company engineers and subcontractors are reviewing all aspects of the project to enhance the overall economics.

Improvements in Project Economics to Date

The following table sets out updated economics for the project, in both the new and leased equipment scenarios. At prices of US$400/oz gold and US$6/oz silver, the Dolores project now shows an internal rate of return (“IRR”) of 22% to 24%, an undiscounted net present value (“NPV”) of US$230 million to US$260 million (before tax), and a gold production cost of US$104 per ounce (net of silver credits).

Also presented are the economics for both scenarios using current precious metals prices, as at Sept. 1, 2005. This sensitivity analysis illustrates the high leverage of the project to increases in precious metals prices. The project IRR is estimated to increase to more than 30% and the NPV to more than US$340 million. Gold production costs are reduced to below US$70 per ounce (net of silver credits).

SENSITIVITY	PRICE	IRR	NPV (US$ millions - undiscounted, pre-tax)	Gold Production Cost per oz*
INITIAL OPTIMIZATION All New Equipment	Au - $400 Ag - $6.00	22.5%	258	$103.61
INITIAL OPTIMIZATION Leased Equipment	Au - $400 Ag - $6.00	23.6%	234	$103.61
CURRENT PRICE, (SEPT. 1, 2005) All New Equipment	Au - $441 Ag - $6.96	30.3%	365	$68.48
CURRENT PRICE, (SEPT. 1, 2005) Leased Equipment	Au - $441 Ag - $6.96	32.5%	341	$68.48

* Production cost per ounce of gold, net of silver credits

Basis of Project Optimization

Optimization efforts are directed towards maximizing the profitability of the NI 43-101 compliant, 18,000 tpd, mine plan reported by the Company in news releases dated June 28, 2005 and August 3, 2005 and filed on SEDAR July 22, 2005. The table above reflects net reductions, to date, of more than US$9 million in project capital costs, through more detailed vendor bids, ongoing subcontractor analyses, and additional information generated during the review process.

Improvements to Date

Optimization work to date has included a complete review of mine equipment utilization, a review of personnel requirements, and the incorporation of vendor bids into capital cost estimates. In particular, a review by Snowden Engineering, of Vancouver, British Columbia, has realized a 10% improvement in the utilization of mine equipment, thereby reducing the fleet size and the requirements for equipment purchase and replacement over the entire mine life. The initial capital required for the mining fleet during construction has been reduced from $31 million to approximately $18 million, with sustaining equipment capital being spread out over the first four years. Improvements in equipment utilization have produced corresponding reductions in personnel requirements.

Other capital cost improvements reflected in the above analysis include significant reductions in the costs of heap leach liner and drill material that were identified through direct vendor quotes.

The review of capital costs is ongoing. The improvements realized to date do not yet reflect the results of direct bid quotations being obtained from qualified engineering and construction firms in relation to other project areas, including the Merrill Crowe plant, conveyor and stacker system, leach pad installation, and pre-production earthworks costs.

Equipment Leasing

Equite Montevedeo Group (“EMG”), of Tucson, Arizona, has been retained to support the Company’s optimization efforts. EMG assists both large and small mining companies in obtaining significant discounts on capital and leasing costs of mining fleets through its high volume purchases. Using equipment lease rates obtained from EMG for the Dolores mine fleet, the Company has determined that the use of leased mining equipment would improve the project IRR by approximately 3.3%, with a slight reduction in its NPV, resulting from the increased cost of leasing over the entire life of the project. A lease with an option to purchase the equipment after several years is being considered as a means of limiting long-term lease costs.

Contract Mining

Minefinders has solicited bids from several international firms for the contract mining of the Dolores project. Upon the receipt of bids, their economic impact upon the mine plan will be evaluated as an alternative to the purchase and/or leasing of mining equipment, and operation of the project, by the Company. Initial bids are expected this month.

Fine Crushing

A review of gold and silver recoveries by the Company suggests that crushing to a size of 80% passing 4.4 millimeters, rather then the current project size of 80% passing 6.3 millimeters, will increase gold recovery by up to 3% and silver recovery by approximately 7%. In addition, finer crushing is expected to shorten the recovery curve, permitting a shorter leach cycle and shorter recovery time. New, detailed column leach metallurgical work will start in mid-September to further confirm these improvements.

Following an analysis of available crushing equipment and existing mining operations, the Company has determined to focus on incorporating any fine crushing component at Dolores into the currently proposed, tertiary crushing system. Cost and maintenance issues that were identified with quaternary crushing systems were viewed as prohibitive.

Dolores Reserves and Resources

The 18,000 tpd mine plan estimates production of 72.5 million tonnes of proven and probable ore reserves at an average grade of 0.84 g/t gold and 44.5 g/t silver, with a strip ratio of 3.7:1. The mine would place approximately 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad and recover 1.445 million ounces of gold and 53.2 million ounces of silver (2.25 million ounces gold equivalent (“AuEq”)) over a 12 year life.

The total audited measured and indicated resources at Dolores (which include the reserves), based on the resource block model completed in October 2004, are 2.73 million ounces of gold and 132.7 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t AuEq. An additional 696,000 ounces of gold and 25.3 million ounces of silver, contained in 28.1 million tonnes, are classified as “inferred resources” (see news release dated December 6, 2004 and SEDAR filings for NI 43-101 technical reports).

Minefinders is updating the Dolores resource and block models to include new drilling data completed since October 2004. The current drilling program is directed to converting resources that are currently outside the proposed mine plan into additional surface and/or underground mineable reserves and condemn areas outlined for the plant and pad facilities. Results from this program will be reported when they are available.

Dolores Permitting

Permitting of the Dolores mine is ongoing with the Manifestacion de Impacto Ambiental (“MIA”) scheduled to be submitted to the Mexican authorities in late September. MIA review and approval time is, typically, four to five months. No issues are expected with the approval of this or the remaining permits required for the Dolores mine. Most required permits have already been received. Remaining applications will be submitted on a timely basis to facilitate the construction and operation of the mine.

New Personnel

The Company is pleased to announce the addition of the following full-time personnel to support the development and construction of the Dolores project:

Todd S. Fayram – Todd has consulted to the Company as project manager for the optimization study for the past six months. With this appointment, he will now oversee the construction and management of the Dolores Mine. Todd comes to Minefinders with 17 years of experience in the development, construction, operation, and management of several base and precious metals projects in North and South America, including the construction and management of the La Choya Mine in Sonora, Mexico. He has worked for Hecla Mining Company, Rea Mining Corp., and Wharf Resources, and as an independent consulting engineer.

Rene L. F. Mladosich – Rene has been appointed Administrative Manager, in Chihuahua, for Compañia Minera Dolores, after consulting to that company since early this year. His responsibilities include community and governmental relations, non-environmental permitting, import/export programs, and other logistical requirements. Rene has 12 years of experience working in logistics at several heap leach gold mining operations in Mexico.

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores project and is responsible for the contents of this news release. Technical reports summarizing the Dolores feasibility and initial optimization studies are available for inspection online at www.sedar.com.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

September 7, 2005

Item 3.	News Release

The News Release dated September 7, 2005 was disseminated via CCN Matthews.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced an update of progress on the optimization and development of its 18,000 tonne per day (“tpd”) Dolores gold and silver mine.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 7th day of September, 2005.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

September 7, 2005

Ongoing Optimization Continues to Improve Dolores Project Economics

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company” or “Minefinders”) (TSX: MFL / AMEX: MFN) updates progress on the optimization and development of its 18,000 tonne per day (“tpd”) Dolores gold and silver mine. Company engineers and subcontractors are reviewing all aspects of the project to enhance the overall economics.

Improvements in Project Economics to Date

The following table sets out updated economics for the project, in both the new and leased equipment scenarios. At prices of US$400/oz gold and US$6/oz silver, the Dolores project now shows an internal rate of return (“IRR”) of 22% to 24%, an undiscounted net present value (“NPV”) of US$230 million to US$260 million (before tax), and a gold production cost of US$104 per ounce (net of silver credits).

Also presented are the economics for both scenarios using current precious metals prices, as at Sept. 1, 2005. This sensitivity analysis illustrates the high leverage of the project to increases in precious metals prices. The project IRR is estimated to increase to more than 30% and the NPV to more than US$340 million. Gold production costs are reduced to below US$70 per ounce (net of silver credits).

SENSITIVITY	PRICE	IRR	NPV (US$ millions - undiscounted, pre-tax)	Gold Production Cost per oz*
INITIAL OPTIMIZATION All New Equipment	Au - $400 Ag - $6.00	22.5%	258	$103.61
INITIAL OPTIMIZATION Leased Equipment	Au - $400 Ag - $6.00	23.6%	234	$103.61
CURRENT PRICE, (SEPT. 1, 2005) All New Equipment	Au - $441 Ag - $6.96	30.3%	365	$68.48
CURRENT PRICE, (SEPT. 1, 2005) Leased Equipment	Au - $441 Ag - $6.96	32.5%	341	$68.48

* Production cost per ounce of gold, net of silver credits

Basis of Project Optimization

Optimization efforts are directed towards maximizing the profitability of the NI 43-101 compliant, 18,000 tpd, mine plan reported by the Company in news releases dated June 28, 2005 and August 3, 2005 and filed on SEDAR July 22, 2005. The table above reflects net reductions, to date, of more than US$9 million in project capital costs, through more detailed vendor bids, ongoing subcontractor analyses, and additional information generated during the review process.

Improvements to Date

Optimization work to date has included a complete review of mine equipment utilization, a review of personnel requirements, and the incorporation of vendor bids into capital cost estimates. In particular, a review by Snowden Engineering, of Vancouver, British Columbia, has realized a 10% improvement in the utilization of mine equipment, thereby reducing the fleet size and the requirements for equipment purchase and replacement over the entire mine life. The initial capital required for the mining fleet during construction has been reduced from $31 million to approximately $18 million, with sustaining equipment capital being spread out over the first four years. Improvements in equipment utilization have produced corresponding reductions in personnel requirements.

Other capital cost improvements reflected in the above analysis include significant reductions in the costs of heap leach liner and drill material that were identified through direct vendor quotes.

The review of capital costs is ongoing. The improvements realized to date do not yet reflect the results of direct bid quotations being obtained from qualified engineering and construction firms in relation to other project areas, including the Merrill Crowe plant, conveyor and stacker system, leach pad installation, and pre-production earthworks costs.

Equipment Leasing

Equite Montevedeo Group (“EMG”), of Tucson, Arizona, has been retained to support the Company’s optimization efforts. EMG assists both large and small mining companies in obtaining significant discounts on capital and leasing costs of mining fleets through its high volume purchases. Using equipment lease rates obtained from EMG for the Dolores mine fleet, the Company has determined that the use of leased mining equipment would improve the project IRR by approximately 3.3%, with a slight reduction in its NPV, resulting from the increased cost of leasing over the entire life of the project. A lease with an option to purchase the equipment after several years is being considered as a means of limiting long-term lease costs.

Contract Mining

Minefinders has solicited bids from several international firms for the contract mining of the Dolores project. Upon the receipt of bids, their economic impact upon the mine plan will be evaluated as an alternative to the purchase and/or leasing of mining equipment, and operation of the project, by the Company. Initial bids are expected this month.

Fine Crushing

A review of gold and silver recoveries by the Company suggests that crushing to a size of 80% passing 4.4 millimeters, rather then the current project size of 80% passing 6.3 millimeters, will increase gold recovery by up to 3% and silver recovery by approximately 7%. In addition, finer crushing is expected to shorten the recovery curve, permitting a shorter leach cycle and shorter recovery time. New, detailed column leach metallurgical work will start in mid-September to further confirm these improvements.

Following an analysis of available crushing equipment and existing mining operations, the Company has determined to focus on incorporating any fine crushing component at Dolores into the currently proposed, tertiary crushing system. Cost and maintenance issues that were identified with quaternary crushing systems were viewed as prohibitive.

Dolores Reserves and Resources

The 18,000 tpd mine plan estimates production of 72.5 million tonnes of proven and probable ore reserves at an average grade of 0.84 g/t gold and 44.5 g/t silver, with a strip ratio of 3.7:1. The mine would place approximately 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad and recover 1.445 million ounces of gold and 53.2 million ounces of silver (2.25 million ounces gold equivalent (“AuEq”)) over a 12 year life.

The total audited measured and indicated resources at Dolores (which include the reserves), based on the resource block model completed in October 2004, are 2.73 million ounces of gold and 132.7 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t AuEq. An additional 696,000 ounces of gold and 25.3 million ounces of silver, contained in 28.1 million tonnes, are classified as “inferred resources” (see news release dated December 6, 2004 and SEDAR filings for NI 43-101 technical reports).

Minefinders is updating the Dolores resource and block models to include new drilling data completed since October 2004. The current drilling program is directed to converting resources that are currently outside the proposed mine plan into additional surface and/or underground mineable reserves and condemn areas outlined for the plant and pad facilities. Results from this program will be reported when they are available.

Dolores Permitting

Permitting of the Dolores mine is ongoing with the Manifestacion de Impacto Ambiental (“MIA”) scheduled to be submitted to the Mexican authorities in late September. MIA review and approval time is, typically, four to five months. No issues are expected with the approval of this or the remaining permits required for the Dolores mine. Most required permits have already been received. Remaining applications will be submitted on a timely basis to facilitate the construction and operation of the mine.

New Personnel

The Company is pleased to announce the addition of the following full-time personnel to support the development and construction of the Dolores project:

Todd S. Fayram – Todd has consulted to the Company as project manager for the optimization study for the past six months. With this appointment, he will now oversee the construction and management of the Dolores Mine. Todd comes to Minefinders with 17 years of experience in the development, construction, operation, and management of several base and precious metals projects in North and South America, including the construction and management of the La Choya Mine in Sonora, Mexico. He has worked for Hecla Mining Company, Rea Mining Corp., and Wharf Resources, and as an independent consulting engineer.

Rene L. F. Mladosich – Rene has been appointed Administrative Manager, in Chihuahua, for Compañia Minera Dolores, after consulting to that company since early this year. His responsibilities include community and governmental relations, non-environmental permitting, import/export programs, and other logistical requirements. Rene has 12 years of experience working in logistics at several heap leach gold mining operations in Mexico.

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores project and is responsible for the contents of this news release. Technical reports summarizing the Dolores feasibility and initial optimization studies are available for inspection online at www.sedar.com.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date September 7, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director